Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited)

1	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	March 31,	December 31,
As at (in millions of Canadian dollars)	2024	2023

ASSETS
Current assets
Cash and cash equivalents	$569	$625
Accounts receivable and other current assets (Note 5)	1,909	1,818
Prepaid expenses	154	150
Inventories	547	566
Regulatory assets (Note 6)	811	866
Total current assets	3,990	4,025
Other assets	1,336	1,298
Regulatory assets (Note 6)	3,673	3,518
Property, plant and equipment, net	44,623	43,385
Intangible assets, net	1,537	1,510
Goodwill	12,425	12,184
Total assets	$67,584	$65,920

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$126	$119
Accounts payable and other current liabilities	2,786	2,972
Regulatory liabilities (Note 6)	577	577
Current installments of long-term debt (Note 7)	3,116	2,296
Total current liabilities	6,605	5,964
Regulatory liabilities (Note 6)	3,434	3,381
Deferred income taxes	4,541	4,399
Long-term debt (Note 7)	27,363	27,235
Finance leases	347	339
Other liabilities	1,279	1,270
Total liabilities	43,569	42,588
Commitments and contingencies (Note 15)
Equity
Common shares (1)	15,232	15,108
Preference shares	1,623	1,623
Additional paid-in capital	8	9
Accumulated other comprehensive income	998	653
Retained earnings	4,279	4,112
Shareholders' equity	22,140	21,505
Non-controlling interests	1,875	1,827
Total equity	24,015	23,332
Total liabilities and equity	$67,584	$65,920
(1)    No par value. Unlimited authorized shares. 493.0 million and 490.6 million issued and outstanding as at March 31, 2024 and December 31, 2023, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.
For the quarter ended March 31 (in millions of Canadian dollars, except per share amounts)	2024	2023

Revenue	$3,118	$3,319

Expenses
Energy supply costs	1,009	1,312
Operating expenses	766	741
Depreciation and amortization	467	436
Total expenses	2,242	2,489
Operating income	876	830
Other income, net (Note 11)	73	69
Finance charges	336	315
Earnings before income tax expense	613	584
Income tax expense	101	100
Net earnings	$512	$484

Net earnings attributable to:
Non-controlling interests	$35	$31
Preference equity shareholders (Note 8)	18	16
Common equity shareholders	459	437
	$512	$484

Earnings per common share (Note 12)
Basic	$0.93	$0.90
Diluted	$0.93	$0.90

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
For the quarter ended March 31 (in millions of Canadian dollars)	2024	2023

Net earnings	$512	$484

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) (1)	382	(44)
Other (2)	4	(2)
	386	(46)
Comprehensive income	$898	$438

Comprehensive income attributable to:
Non-controlling interests	$76	$26
Preference equity shareholders	18	16
Common equity shareholders	804	396
	$898	$438
(1)Net of hedging activities and income tax recovery of $6 million and $nil, respectively
(2)Net of income tax expense of $1 million and $1 million, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.
For the quarter ended March 31 (in millions of Canadian dollars)	2024	2023

Operating activities
Net earnings	$512	$484
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	409	378
Amortization - intangible assets	38	38
Amortization - other	20	20
Deferred income tax expense	30	31
Equity component, allowance for funds used during construction (Note 11)	(30)	(23)
Other	—	6
Change in long-term regulatory assets and liabilities	(80)	21
Change in working capital (Note 13)	(131)	(40)
Cash from operating activities	768	915

Investing activities
Additions to property, plant and equipment	(1,071)	(907)
Additions to intangible assets	(42)	(47)
Contributions in aid of construction	27	51
Other	(53)	(38)
Cash used in investing activities	(1,139)	(941)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 7)	347	634
Repayments of long-term debt and finance leases	(4)	(333)
Borrowings under committed credit facilities	1,904	1,903
Repayments under committed credit facilities	(1,737)	(1,737)
Net change in short-term borrowings	7	108
Issue of common shares, net of costs and dividends reinvested	13	14
Dividends
Common shares, net of dividends reinvested	(179)	(170)
Preference shares	(18)	(16)
Subsidiary dividends paid to non-controlling interests	(30)	(23)
Other	1	8
Cash from financing activities	304	388
Effect of exchange rate changes on cash and cash equivalents	11	5
Change in cash and cash equivalents	(56)	367
Cash and cash equivalents, beginning of period	625	209
Cash and cash equivalents, end of period	$569	$576

Supplementary Cash Flow Information (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the quarter ended March 31 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2023	490.6	$15,108	$1,623	$9	$653	$4,112	$1,827	$23,332
Net earnings	—	—	—	—	—	477	35	512
Other comprehensive income	—	—	—	—	345	—	41	386
Common shares issued	2.4	124	—	—	—	—	—	124
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(30)	(30)
Dividends declared on common shares ($0.59 per share)	—	—	—	—	—	(292)	—	(292)
Dividends on preference shares	—	—	—	—	—	(18)	—	(18)
Other	—	—	—	(1)	—	—	2	1
As at March 31, 2024	493.0	$15,232	$1,623	$8	$998	$4,279	$1,875	$24,015

As at December 31, 2022	482.2	$14,656	$1,623	$10	$1,008	$3,733	$1,812	$22,842
Net earnings	—	—	—	—	—	453	31	484
Other comprehensive income	—	—	—	—	(41)	—	(5)	(46)
Common shares issued	2.2	117	—	—	—	—	—	117
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(23)	(23)
Dividends declared on common shares ($0.565 per share)	—	—	—	—	—	(274)	—	(274)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	(2)	—	—	1	(1)
As at March 31, 2023	484.4	$14,773	$1,623	$8	$967	$3,896	$1,816	$23,083

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand; (ii) the impact of market conditions, particularly with respect to long-term wholesale sales at UNS Energy; (iii) changes in the U.S.-to-Canadian dollar exchange rate; and (iv) the timing and significance of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNSE") and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, as well as non-regulated long-term contracted generation assets in Belize. Also includes results for the Aitken Creek natural gas storage facility ("Aitken Creek") until the November 1, 2023 date of disposition.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2023 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
MISO Base ROE: In 2022, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating certain FERC orders that had established the methodology for setting the base return on equity ("ROE") for transmission owners operating in the Midcontinent Independent System Operator, Inc. ("MISO") region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which remain unknown.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding remain unknown.

Transmission Right of First Refusal ("ROFR"): In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed is unconstitutional. The statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. The District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO long range transmission plan ("LRTP") tranche one Iowa projects in reliance on the ROFR. In March 2024, the District Court issued an order denying all motions for reconsideration of its decision, including ITC's motion seeking reconsideration of the scope of the injunction. In April 2024, ITC appealed the District Court's order to the Iowa Supreme Court. Until there is more certainty around the resolution of these matters, we cannot predict the impact on the timing of capital expenditures related to the LRTP tranche one Iowa projects.

6	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
2. REGULATORY MATTERS (cont'd)

Central Hudson
General Rate Application: In 2023, Central Hudson filed a rate application with the New York Public Service Commission ("PSC") requesting an increase in electric and natural gas delivery rates. In March 2024, Central Hudson agreed to an extension of the proceeding to July 31, 2024, subject to retroactive application to July 1, 2024. The application includes a request to set Central Hudson's ROE at 9.8% with a 50% common equity component of capital structure. While a decision from the PSC is expected in July 2024, the timing and outcome of this proceeding remain unknown.

Customer Information System ("CIS") Implementation: In 2023, Central Hudson filed a response to the PSC's Order to Commence Proceeding and Show Cause, which had directed Central Hudson to explain why the PSC should not pursue civil or administrative penalties or initiate a proceeding to review the prudence of implementation costs associated with its new CIS. An interim agreement was reached with the PSC in which Central Hudson agreed to independent third-party verification of recent system improvements related to its billing system and to accelerate the implementation of its monthly meter reading plan. The third-party review is complete and a report has been issued to the PSC. The timing and outcome of this proceeding remain unknown.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In April 2024, FortisBC filed an application with the British Columbia Utilities Commission requesting approval of a rate framework for the period 2025 through 2027. The rate framework builds upon the current multi-year rate plan and includes, amongst other items, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also proposes the continuation of deferral mechanisms currently in place. The regulatory process will continue throughout 2024.

FortisAlberta
Generic Cost of Capital ("GCOC") Decision: In October 2023, the Alberta Utilities Commission ("AUC") issued a decision on the 2024 GCOC proceeding. In November 2023, FortisAlberta sought permission to appeal the GCOC decision to the Court of Appeal of Alberta ("Court of Appeal") on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component of capital structure to address incremental business risk associated with competition from Rural Electrification Associations ("REAs") located in FortisAlberta's service area, as well as heightened regulatory risk due to the non-recovery of costs attributable to REAs. In April 2024, the Court of Appeal granted FortisAlberta permission to appeal. The appeal is expected to be complete by the end of 2024.

Third PBR Term Decision: In October 2023, the AUC issued a decision establishing the parameters for the third performance-based rate setting term for the period of 2024 through 2028. In November 2023, FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. The timing and outcome of a decision on the request for appeal is unknown.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2023 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2023 Annual Financial Statements.

7	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
3. ACCOUNTING POLICIES (cont'd)

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

Segment Reporting: ASU No. 2023-07, Improvements to Reportable Segment Disclosures, is effective for Fortis' December 31, 2024 annual financial statements and for interim periods beginning in 2025, on a retrospective basis. The ASU requires disclosure of incremental segment information, including significant segment expenses and other items that are included in segment profit or loss. Fortis is continuing to assess the impact on its disclosures.

Income Taxes: ASU No. 2023-09, Improvements to Income Tax Disclosures, is effective for Fortis on January 1, 2025 on a prospective basis, with retrospective application and early adoption permitted. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. Fortis is continuing to assess the impact on its disclosures.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2024 and 2023.

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at March 31, 2024 and December 31, 2023, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three months ended March 31, 2024 and 2023.

8	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Quarter ended March 31, 2024
Revenue	550	755	375	561	197	146	527	3,111	7	—	3,118
Energy supply costs	—	326	122	162	—	49	350	1,009	—	—	1,009
Operating expenses	136	206	171	95	47	33	63	751	15	—	766
Depreciation and amortization	109	98	30	84	69	22	53	465	2	—	467
Operating income	305	125	52	220	81	42	61	886	(10)	—	876
Other income, net	28	12	14	9	2	2	8	75	(2)	—	73
Finance charges	113	35	18	39	33	20	24	282	54	—	336
Income tax expense	51	14	11	44	5	4	7	136	(35)	—	101
Net earnings	169	88	37	146	45	20	38	543	(31)	—	512
Non-controlling interests	31	—	—	—	—	—	4	35	—	—	35
Preference share dividends	—	—	—	—	—	—	—	—	18	—	18
Net earnings attributable to common equity shareholders	138	88	37	146	45	20	34	508	(49)	—	459

Additions to property, plant and equipment and intangible assets	357	214	89	202	128	27	95	1,112	1	—	1,113

As at March 31, 2024
Goodwill	8,310	1,870	611	913	228	235	258	12,425	—	—	12,425
Total assets	24,960	13,235	5,562	9,422	5,976	2,755	5,354	67,264	392	(72)	67,584

Quarter ended March 31, 2023
Revenue	519	740	442	755	179	139	507	3,281	38	—	3,319
Energy supply costs	—	337	207	377	—	47	344	1,312	—	—	1,312
Operating expenses	135	190	162	97	42	30	60	716	25	—	741
Depreciation and amortization	101	87	28	78	64	24	50	432	4	—	436
Operating income	283	126	45	203	73	38	53	821	9	—	830
Other income, net	17	14	14	7	—	1	7	60	9	—	69
Finance charges	99	36	18	41	30	20	21	265	50	—	315
Income tax expense	47	14	9	45	3	1	6	125	(25)	—	100
Net earnings	154	90	32	124	40	18	33	491	(7)	—	484
Non-controlling interests	28	—	—	—	—	—	3	31	—	—	31
Preference share dividends	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	126	90	32	124	40	18	30	460	(23)	—	437

Additions to property, plant and equipment and intangible assets	336	185	78	114	119	27	93	952	2	—	954

As at March 31, 2023
Goodwill	8,295	1,868	610	913	228	235	257	12,406	27	—	12,433
Total assets	23,686	12,674	5,244	8,916	5,617	2,619	4,975	63,731	915	(16)	64,630

9	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded in accounts receivable and other current assets, changed as follows.

($ millions)	2024	2023
Quarter ended March 31
Balance, beginning of period	(68)	(58)
Credit loss expense	(8)	(8)
Credit loss deferral	(11)	(1)
Write-offs, net of recoveries	19	8
Foreign exchange	(1)	—
Balance, end of period	(69)	(59)

See Note 14 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2023 Annual Financial Statements. A summary follows.

	As at
	March 31,	December 31,
($ millions)	2024	2023
Regulatory assets
Deferred income taxes	2,098	2,058
Rate stabilization and related accounts	535	521
Deferred energy management costs	523	521
Employee future benefits	257	254
Derivatives	176	197
Deferred lease costs	147	137
Deferred restoration costs	126	115
Manufactured gas plant site remediation deferral	80	81
Generation early retirement costs	64	64
Other regulatory assets	478	436
Total regulatory assets	4,484	4,384
Less: Current portion	(811)	(866)
Long-term regulatory assets	3,673	3,518

Regulatory liabilities
Future cost of removal	1,590	1,547
Deferred income taxes	1,293	1,280
Employee future benefits	291	294
Rate stabilization and related accounts	246	292
Alberta Electric System Operator charges deferral	132	121
Renewable energy surcharge	130	129
Energy efficiency liability	84	78
Other regulatory liabilities	245	217
Total regulatory liabilities	4,011	3,958
Less: Current portion	(577)	(577)
Long-term regulatory liabilities	3,434	3,381

10	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
7. LONG-TERM DEBT

	As at
	March 31,	December 31,
($ millions)	2024	2023
Long-term debt	28,889	28,131
Credit facility borrowings	1,764	1,572
Total long-term debt	30,653	29,703
Less: Deferred financing costs and debt discounts	(174)	(172)
Less: Current installments of long-term debt	(3,116)	(2,296)
	27,363	27,235

Significant Long-Term Debt Issuances		Interest
Year-to-date March 31, 2024	Month	Rate				Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Secured senior notes	January	5.98	2034	US	85	(1) (2) (3)
First mortgage bonds	January	5.11	2029	US	75	(1) (2) (3)
First mortgage bonds	January	5.38	2034	US	75	(1) (2) (3)
(1)    Repay short-term and/or credit facility borrowings
(2)    Fund capital expenditures
(3)     General corporate purposes

In April 2024, Central Hudson issued US$25 million of 7-year, 5.59% senior notes and US$35 million of 10-year, 5.69% senior notes. Proceeds were used to repay credit facility borrowings and for general corporate purposes.

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. In September 2023, Fortis established an at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, that allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until December 22, 2024. As at March 31, 2024, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	March 31,	December 31,
($ millions)	Utilities	and Other	2024	2023
Total credit facilities	3,999	2,251	6,250	6,176
Credit facilities utilized:
Short-term borrowings (1)	(126)	—	(126)	(119)
Long-term debt (including current portion) (2)	(1,073)	(691)	(1,764)	(1,572)
Letters of credit outstanding	(53)	(21)	(74)	(101)
Credit facilities unutilized	2,747	1,539	4,286	4,384
(1)    The weighted average interest rate was 6.8% (December 31, 2023 - 6.9%).
(2)    The weighted average interest rate was 6.0% (December 31, 2023 - 6.2%). The current portion was $1,522 million (December 31, 2023 - $1,160 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.7 billion of the total credit facilities are committed with maturities ranging from 2024 through 2028.

See Note 14 in the 2023 Annual Financial Statements for a description of the credit facilities as at December 31, 2023.

8. PREFERENCE SHARES

On March 1, 2024, the annual fixed dividend per share for the First Preference Shares, Series K was reset from $0.9823 to $1.3673 for the five-year period up to but excluding March 1, 2029.

11	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
9. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2024	2023	2024	2023
Quarter ended March 31
Service costs	18	15	6	5
Interest costs	40	40	7	8
Expected return on plan assets	(55)	(50)	(6)	(6)
Amortization of actuarial gains	—	(2)	(4)	(4)
Regulatory adjustments	—	4	—	2
Net benefit cost	3	7	3	5

Defined contribution pension plan expense for the three months ended March 31, 2024 was $17 million (three months ended March 31, 2023 - $16 million).

10. DISPOSITION

In November 2023, Fortis sold its Aitken Creek business to a subsidiary of Enbridge Inc. for approximately $470 million including working capital and closing adjustments.

For the three months ended March 31, 2023, Aitken Creek had net earnings of $15 million.

11. OTHER INCOME, NET

($ millions)	2024	2023
Quarter ended March 31
Equity component, allowance for funds used during construction	30	23
Non-service component of net periodic benefit cost	18	16
Interest income (1)	16	16
Equity income	5	5
(Loss) gain on derivatives, net	(5)	9
Other	9	—
	73	69
(1)    Includes interest on short-term deposits, as well as interest on regulatory deferrals, including the PPFAC at TEP and UNSE

12	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
12. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2024			2023
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended March 31
Basic EPS	459	491.6	0.93	437	483.1	0.90
Potential dilutive effect of stock options	—	0.2		—	0.3
Diluted EPS	459	491.8	0.93	437	483.4	0.90

13. SUPPLEMENTARY CASH FLOW INFORMATION

($ millions)	2024	2023
Quarter ended March 31
Change in working capital
Accounts receivable and other current assets	(65)	281
Prepaid expenses	(2)	—
Inventories	30	91
Regulatory assets - current portion	92	(4)
Accounts payable and other current liabilities	(187)	(405)
Regulatory liabilities - current portion	1	(3)
	(131)	(40)

Non-cash investing and financing activities
Accrued capital expenditures	433	381
Common share dividends reinvested	111	103
Contributions in aid of construction	10	11

14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas price curves.

13	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at March 31, 2024, unrealized losses of $176 million (December 31, 2023 - $197 million) were recognized as regulatory assets and unrealized gains of $38 million (December 31, 2023 - $37 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek, which was sold on November 1, 2023, held gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three months ended March 31, 2024, unrealized gains of $36 million were recognized in revenue (three months ended March 31, 2023 - unrealized gains of $14 million).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash and/or share settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $134 million and terms of one to three years expiring at varying dates through January 2027. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2024, unrealized losses of $3 million were recognized in other income, net (three months ended March 31, 2023 - unrealized gains of $6 million).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through December 2025 and have a combined notional amount of $433 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three months ended March 31, 2024, unrealized losses of $3 million were recognized in other income, net (three months ended March 31, 2023 - unrealized gains of $2 million).

Interest Rate Locks
In April 2024, ITC entered into interest rate locks with 5-year terms and a total notional value of US$300 million to manage interest rate risk associated with the anticipated issuance of long‑term debt in 2024. The treasury locks are expected to qualify for cash flow hedge accounting treatment.

Cross-Currency Interest Rate Swaps
The Corporation holds cross-currency interest rate swaps, maturing in 2029, to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation has designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on secured overnight financing rates. During the three months ended March 31, 2024, unrealized losses of $13 million were recorded in other comprehensive income (three months ended March 31, 2023 - unrealized gains of $1 million).

Other Investments
UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. These investments are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. During the three months ended March 31, 2024, unrealized gains of $4 million were recognized in other income, net (three months ended March 31, 2023 - unrealized gains of $2 million).

14	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at March 31, 2024
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	56	—	56
Energy contracts not subject to regulatory deferral (2)	—	43	—	43
Other investments (4)	152	—	—	152
	152	99	—	251
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(194)	—	(194)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
Total return and cross-currency interest rate swaps (5)	—	(21)	—	(21)
	—	(218)	—	(218)
As at December 31, 2023
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	49	—	49
Energy contracts not subject to regulatory deferral (2)	—	6	—	6
Foreign exchange contracts (2)	—	5	—	5
Other investments (4)	145	—	—	145
	145	60	—	205
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(209)	—	(209)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
Total return and cross-currency interest rate swaps (5)	—	(6)	—	(6)
	—	(218)	—	(218)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in cash and cash equivalents and other assets
(5)Included in accounts payable and other current liabilities or other liabilities

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Posted/(Received)	Net Amount
As at March 31, 2024
Derivative assets	99	(33)	15	81
Derivative liabilities	(197)	33	(7)	(171)

As at December 31, 2023
Derivative assets	55	(24)	28	59
Derivative liabilities	(212)	24	(1)	(189)

15	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Volume of Derivative Activity
As at March 31, 2024, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	March 31,	December 31,
	2024	2023
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	486	628
Electricity power purchase contracts (GWh)	588	588
Gas swap contracts (PJ)	246	228
Gas supply contracts (PJ)	115	134
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	5,329	1,310
Gas swap contracts (PJ)	3	3
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable since the suspension of collection efforts initially required in response to the COVID-19 pandemic. Central Hudson continues to proactively contact customers regarding past-due balances to advise them of financial assistance available through state programs, and collection efforts continue to expand. Under its regulatory framework, Central Hudson can defer uncollectible write-offs that exceed 10 basis points above the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $111 million as at March 31, 2024 (December 31, 2023 - $117 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at March 31, 2024, US$2.6 billion (December 31, 2023 - US$2.6 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$11.6 billion (December 31, 2023 - US$11.5 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at March 31, 2024, the carrying value of long-term debt, including current portion, was $30.7 billion (December 31, 2023 - $29.7 billion) compared to an estimated fair value of $28.3 billion (December 31, 2023 - $27.9 billion).

16	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three months ended March 31, 2024 and 2023
15. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2023 Annual Financial Statements.

Contingency
In April 2013, FortisBC Holdings Inc. and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline across reserve lands. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued as the outcome cannot yet be reasonably determined.

17	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT